

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2014

<u>Via E-mail</u>

Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re:**   **Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 29, 2013**
> **Filed February 27, 2014**
> **Form 10-Q for the quarterly period ended June 29, 2014**
> **Filed August 6, 2014**
> **File No. 001-10079**

Dear Mr. Trent:

We have reviewed your response letter dated August 8, 2014 and related filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 29, 2014

Condensed Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies, Basis of Presentation, page 7

1. We see that you recorded out-of-period correcting adjustments to write off certain manufacturing and subcontractor costs that were capitalized within other current assets in previous periods. We reference your statement that the corrections resulted in an increase to the Company's "net loss" of $2.6 million for the six

months ended June 29, 2014. Given the company's net income for the six months ended June 29, 2014 of $888,000, please tell us how you concluded that the amounts were not material, either individually or in the aggregate, to any prior period and to the 2014 interim or expected full year financial statements. Please provide us with your SAB No. 99 analysis in assessing the materiality of the error.

Item 4. Controls and Procedures, page 35

2. Please tell us how you considered the correcting adjustments discussed on page 7 in concluding that your disclosure controls and procedures were effective at June 29, 2014.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Senior Attorney, at (202) 551-3635 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief